AMERICAFIRST QUANTITATIVE FUNDS

300 Harding Blvd., Suite 215

Roseville, CA  95678

February 11, 2019

VIA ELECTRONIC TRANSMISSION

Public Filing Desk

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC  20549

RE:

AmericaFirst Quantitative Funds (CIK No. 0001539996) Request for Withdrawal of Amended Registration Statement Filed on Form N-14/A

Dear Sir or Madam:

November 20, 2018, AmericaFirst Quantitative Funds (the "Registrant") filed a registration statement under the Securities Act of 1933 on Form N-14 (the "N-14") (SEC Accession No: 0001162044-18-000649; File No. 333-228478).  On December 12, 2018, the Registrant filed a delaying amendment (SEC Accession No: 0001162044-18-000688).  On February 8, 2019, the Registrant mistakenly filed a pre-effective amendment to the N-14 (SEC Accession No: 0001162044-19-000069) under the Registrant's Securities Act of 1933 number (333-179594) rather than the N-14-specific Securities Act of 1933 number (333-228478).  No securities were sold in connection with the N-14 offering.  Accordingly, the Trust requests that the Amended Form N-14 be withdrawn pursuant to Rule 477(a) under the Securities Act of 1933.  The Trust will re-submit its amended N-14 filing as intended.

It is the Trust's understanding that this application for withdrawal of the Amended Form N-14 will be deemed granted as of the date that it is filed with the Securities and Exchange Commission ("SEC"), unless the Trust receives notice from the SEC otherwise.

If you have any questions concerning this request please contact Parker Bridgeport at (614) 469-3238.

AmericaFirst Quantitative Funds

By: /s/ Umberto Anastasi

Name: Umberto Anastasi

Title: Treasurer